SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For April 2, 2003




                               CHILESAT CORP S.A.
                            (formerly Telex-Chile S.A.)
                 (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       CHILESAT CORP S.A. (THE "COMPANY")
                               REPORT ON FORM 6-K



             TABLE OF CONTENTS

             1. A free English translation of an Hecho Esencial filed by the Company with the Chilean Superintendencia de
                      Valores y Seguros on March 31, 2003.

             2. A free English translation of a recent press release made by the Company on March 31, 2003.

Santiago, March 31, 2003

Mr. Alvaro Clarke de la Cerda
Superintendency of Securities and Insurance
Teatinos 120
Personal Delivery



                       Ref.: COMMUNICATES ESSENTIAL FACT
                       Chilesat Corp S.A.
                       Registration in Securities Registry No. 0350


Dear Sir:

In view of the provisions in article 9 and paragraph two of article 10 of Law No. 18.045 and Section II of the General Regulation No. 30 of the Superintendency of Securities and Insurance, being expressly authorized by Chilesat Corp's Directory, I hereby inform to said Superintendency the following, in the nature of essential fact:

At a meeting held on March 28, 2003, the Board of Directors decided to discontinue the operations of its subsidiary, NACS Communications Corporation (d/b/a Texcom USA), which has offices in Miami, Florida. The Board was motivated by its desire to focus its resources on Chilesat Corp S.A.'s core businesses, such as corporate services.

Texcom USA offers prepaid card services in Florida, California and New Jersey, and equal access services (international long distance) in Florida.

The negative evolution of the market in which Texcom USA operates has significantly increased expenditures anticipated for this operation and has reduced the margins for the year 2003 and beyond. This is incompatible with the Company's new growth strategy, which focuses on fundamental projects.

Yours truly,



Alejandro Rojas Pinaud
  General Manager
  Chilesat Corp S.A.

                             FOR IMMEDIATE RELEASE
                             ---------------------


               Contact:   Rodrigo Villa - Finance Manager
                          Chilesat Corp S.A. (Ex - Telex-Chile S.A.)
                          Telephone No.  (562) 582-5786 - Fax (562) 582-5116
                          E-mail: rodrigo.villa@chilesat.cl


             CHILESAT CORP S.A. ANNOUNCES CONSOLIDATED RESULTS FOR
                          THE FOURTH QUARTER OF 2002.


            THE RESULTS OF THE CHILESAT COMPANIES GROUP IMPROVE BY
                        75% WITH RESPECT TO YEAR 2001.

          (Santiago, Chile, March 31, 2003). Chilesat Corp S.A.
          (Formerly-Telex Chile S.A.) announced its consolidated financial statements as of the fourth quarter of 2002.

          Chilesat Corp S.A. is the parent company of the holding Chilesat, whose affiliates are: Chilesat S.A., Chilesat Servicios
          Empresariales and Texcom S.A.

          Chilesat S.A. is a company that operates international and domestic long distance services, Internet commuted services, and added value services (calling cards, chats, etc.), mainly directed to the individuals segment.

          Chilesat Servicios Empresariales S.A., provides advanced services to company clients. Among others, the following stand out: a) Data Administration, which implies providing services to high technology data networks, satellite services, dedicated access to Internet; b) Voice Commuting, which includes IP or private telephony, added value services to companies and public telephony; and c) Advanced Services, through which Internet data center, hosting and monitoring services are rendered.

          Texcom S.A., is the holding company of a group of companies that provide services in the United States of America, Colombia and Peru, focusing their businesses in services related to Prepayment, Long Distance and Internet services.

          The figures of the Income Statement shown in the comparative chart with 2001, according to accounting standards generally accepted in Chile, are expressed in Chilean constant million pesos at December 31, 2002. The equivalent information in U.S. dollars is based on the exchange rate at December 31, 2002, which was Ch$ 718.61 per U.S. dollar.

                             RELEVANT INFORMATION
                             --------------------


    1. On January 14, 2002, (our majority shareholder, a group made up of Southern Cross and GE Capital Corporation) initiated a series of transactions that lead to the acquisition of the control of our company in April 2002. Our controlling group, owner of 18.2% of our common stock at that moment, published a notice stating that it had subscribed agreements with certain creditors to buy a portion of our pending financial debt and, subject to specific conditions, tried to make a public offer of 65,392,249 shares Series A and Series B of our outstanding common stock, including the Series B shares in the form of ADRs.

    2. On January 30, 2002, our shareholders voted for increasing our capital from Ch$98,111,714,580 to Ch$361,782,050,877 which would be issued in the form of Series A and Series B shares, in proportion to the current numbers of each one of them. The subscription price of these shares was established at Ch$18 per share and had to be offered on a preferred basis to the current shareholders, in proportion to the shares they owned. These rights, known as pre-emptive rights, expired on May 23, 2002. The shares not subscribed by the current shareholders were offered to the financial creditors of Chilesat Corp S.A. and Chilesat S.A., in exchange for cash or the capitalization of the financial liabilities owed to said creditors.

    3. On April 11, 2002, when our group announced the successful completion of the offer, it acquired Ch$17,760,285,657 of the financial obligations of Chilesat Corp. S.A. and Ch$49,380,474,117 of the financial obligations of Chilesat S.A. At that moment, our controlling group, in relation to its acquisition of our financial obligations, had also obtained the commitment of a significant percentage of our current shareholders, that they would not subscribe to our capital increase but would transfer their pre-emptive rights to the group affiliates.

    4. On April 26, 2002, our controlling group capitalized these financial obligations, in exchange for 3,777,161,888 Series A and Series B shares, thus increasing its beneficial ownership to approximately 95.9% of our outstanding equity shares. With this increase in capital and the conversion of our financial obligations and those of Chilesat S.A. maintained by the affiliates of our controlling group, to our company's equity shares, we met the conditions established in the agreements. Our remaining non-guaranteed financial obligations have been rescheduled as specified in the agreements, through the operation of the law.

    5. On May 23, 2002, the pre-emptive rights to subscribe our shares became due. On May 30, 2002, the total number of outstanding shares was 4,168,039,480 Series A shares and 523,019,031 series B shares, of which the group made up of Southern Cross and GE Capital Corporation owned 89.6%. The increase in capital with the issuance of cash shares was Ch$80,336 million (US$123 million at the rate of exchange of May 30, 2002), of which our controlling group contributed approximately 90.5%. The capitalization of the financial obligations resulted in a reduction of our financial debt of Ch$73,373 million (US$112 million at the exchange rate on that date) at May 30, 2002.

    6. On May 30, 2002, our consolidated financial obligations were Ch$4,691 million (US$7.2 million at the rate of exchange on that date). Due to the fact that the debt of Colomsat was included in our financial statements submitted in Colombia, on March 2002 we received the authorization of the Insurance and Securities Commission of Chile to deconsolidate the debt obligations of Colomsat when calculating our consolidated financial obligation, for the purpose of our presentation in Chile.

    7. Decrease of the Number of Shares and Term of Preferences Series A and Series B.

          On June 19, 2002, our Board of Directors decided to summon a special shareholders' meeting in order to request authorization to decrease the number of shares and to make certain modifications related to our by-laws. A special shareholders' meeting for that purpose was held on July 17, 2002.

          On July 9, 2002, according to article Fifth of the Corporate By-laws, the validity term for the series of the Company and its respective preferences expired. As a consequence of the above, the Company's capital was divided into 4,691,058,511 common, registered shares, of the same value and without par value, all of which belong to the same series and have no preference at all.

          Due to the large number of outstanding shares after the last capital increase, the decrease of the number of shares was considered necessary to reach a transaction price per share more consistent with the market custom and a transaction price of the ADRs over the minimum price of the transactions required according to the registration requirements of the NYSE.

          On July 17, 2002, the Special Shareholders' Meeting was held, and it was approved to decrease by 10 times the total number of shares which the Company's capital was divided into, without altering the amount thereof, going from 4,691,058,511 common registered shares of the same value and without par value to 469,105,851 shares of the same characteristics.


    8.    New Administration Team.

          In relation to the takeover by the group made up of Southern Cross and GE Capital Corporation, new executives were hired.

          In April 2002, Alejandro Rojas, previously the general manager of Smartcom PCS S.A. and before that an executive of the Empresa Nacional de Telecomunicaciones S.A. known as Entel, one of our main competitors, accepted the position of general manager of our company. Mr. Rojas replaced Rafael Wilhelm, who had been the alternate general manager since the resignation of Alejandro Ulloa in February 2002. Mr. Rojas is a Business Engineer of the Universidad de Chile and has a Masters in Economics from the University of Chicago.

          In March 2002, Rodrigo Villa, who previously worked in AES Gener S.A. as Corporate Chief Financial Officer, accepted the nomination of finance manager, replacing Mr. Wilhelm. Mr. Villa is a Business Engineer of the Universidad de Chile and has a Masters in Economics from UCLA.

          The following persons have also joined the team: Francisco Samaniego as Commercial Manager, Rodrigo Herrera as Manager of Entrepreneurial Services, Marcial Santelices as Technical Manager and Cristian Lagos as Manager of Human Resources, all of them with wide experience in their relevant work areas.

                  CONSOLIDATED RESULTS OF CHILESAT CORP S.A.
             ACCUMULATED AT THE FOURTH QUARTER OF FISCAL YEAR 2002

                              CHILESAT CORP S.A.
                              -------------------


          Chilesat Corp S.A. is the holding company of Chilesat S.A., Chilesat Servicios Empresariales S.A. and Texcom S.A., which includes the participation in companies abroad. The results of the Chilesat group at December 2002 experienced an improvement of 75%, as the loss of Ch$54,681 million registered in the 2001 period was reduced to Ch$13,521 million in the year 2002.

          On the other hand, the operating result shows an improvement of 3%, (-Ch$8,896 million) with respect to that of 2001 (-Ch$9,201 million). The above is explained both by the reduction in operating costs and expenses (16.1%) and the decrease in administrative and selling expenses, which compensated a drop in income as a result of a lower activity in the industry. The decrease in operating costs is explained mainly by the lower Telecommunications Expenses (Satellite Segment, Channels and Lines and Rental of Facilities Abroad) and by the deconsolidation of Colomsat through the affiliate Texcom S.A. as from the year 2002.

          Consolidated operating income of Chilesat Corp. for the period January - December 2002 amounted to Ch$43,794 million, compared to Ch$50,669 million for the same period of 2001. This drop is mainly explained by the lower income recorded by the affiliate Texcom S.A. (Ch$6,007 million). A decrease of 3% in income obtained by the affiliate Chilesat S.A., as a result of the decline in the Multicarrier business line, that has been affected by the slow recovery of the economic activity of the country that has resulted in lower traffic, is added to the above.

          Non-operating results at December 2002 improved by Ch$40,451 million (89.4%) with respect to the same period in 2001. The above is mainly explained by the financing restructuring experienced by the company during the year 2002, which was translated into a lower financial load and a better result from difference of exchange, due to the capitalization of the financial debt.

          Notwithstanding the improvement of the non-operating result of 2002, it should be considered that through 2002 a series of non-recurrent expenses were recorded, for an approximate amount of Ch$2,442 million, which had negative repercussions on the company's results. The main items are: greater financial expenses due to credit availability commissions (Ch$245 million), greater other non-operating disbursements that include costs related to the judicial agreement (Ch$647 million), extraordinary expenses in foreign affiliates (Ch$1,183 million) and write off of fixed assets (Ch$367 million).

          On the other hand, it should be pointed out that the write off of fixed assets for Ch$18,021 million that negatively affected the Company's results during 2001, will have a positive effect on the medium term, as the depreciation amount of the fiscal year will decrease significantly, which will imply a better result in future fiscal years.

          Operating Income
          ----------------

          Consolidated operating income of Chilesat Corp for the period January-December 2002 was Ch$43,794 million, compared to Ch$50,669 million for the same period in 2001, mainly due to the deconsolidation of the affiliate Colomsat and the lower income obtained by the affiliate Texcom USA. For the year 2002, the main contribution comes from the affiliate Chilesat S.A. which contributes 76% of the total income of its parent office.

          a) Operation in Chile
             ------------------

                a.1) Multicarrier
                     ------------

                This line of business has maintained a relevant share in the long distance market. The income of this business explains 55% of the company's total consolidated amount. During the period analyzed (Dec. 2002 - Dec. 2001), the industry in general has experienced a drop of 9% in National Long Distance and 6% in International Long Distance, which has resulted in lower traffics for the company both in national long distance (7%) and international long distance (3%). A drop in the average rate of International Long Distance of Chilesat, of 17%, which was partially compensated by a greater average rate of 6% in National Long Distance, is added to the above.

                The average income per client (contracted) of Multicarrier in the individuals segment, dropped from Ch$4,931 in December 2001 to Ch$4,287 in December 2002. In the companies' segment, average income fell from Ch$38,985 to Ch$30,225 during the same period. The above is mainly explained by the sound competition in this market, that strongly pushes the rates down.

                The above was compensated by an increase in the clients' base, which has undoubtedly helped to compensate the rates decreasing trend.

                a.1) Corporate Services
                     ------------------

                Chilesat Servicios Empresariales S.A. through its offer of data, voice, and image transmission products, through private and virtual networks, offers solutions to the main companies and corporations in our country. The client portfolio at December 2002 decreased by 10% with respect to 2001, as a result of a shift in the portfolio towards the most profitable clients, which implied an increase in income generated by this business, reaching Ch$5,248 million at December 2002, figure that is positively compared with the Ch$5,123 million obtained for the same period of 2001.

                a.1) Other Businesses
                     ----------------

                It is important to state that as from September 2002, a new indirect affiliate of Chilesat Corp. is added, called Gestion Integral de Clientes S.A. (Supartner), which was acquired through the affiliate Telsys.


b) Operations Abroad
   -----------------

The Chilesat Corp group approaches the markets of the United States and Peru through the holding company Texcom S.A., focusing its business on Prepayment Cards, Long Distance, and Internet.

Texcom S.A. experienced a drop in income of Ch$6,007 million, mainly due to the lower activity recorded by its affiliate Texcom USA and the deconsolidation of the affiliate Colomsat (the Insurance and Securities Commission of Chile authorized the Chilesat Corp group not to consolidate its indirect affiliate Colomsat S.A. as from January 2002).

The income of Texcom USA has decreased by Ch$2,856 million with respect to the year 2001, as a result of a delay in the startup of the product Equal Access (Multicarrier), and also because the sales of prepayment cards have experienced a lower growth than expected as a result of the aggressive offers launched by the competition, consisting of more minutes at a lower price.

Another of the affiliates of Texcom S.A. is Perusat, which contributes 28% to the total income of its parent company. Income at December 2002 was Ch$1,510 million which, compared with the Ch$1,371 million of the same period of the year 2001 represents an increase of 10%.

The increase in income is explained by the greater traffic registered in the products International Long Distance, National Long Distance, and Prepayment Cards, which was partially compensated by a drop in International Long Distance rates.


Financing
---------

As an event subsequent to the closing of this fiscal year, on February 12, 2003, Banco Santander granted a credit for US$ 15,000,000 to Chilesat Corp S.A. that will be used to partially finance the Company's Investment Plan for the next few years. This credit accumulates bi-annually interest due in February 2005.

Subsequent event
----------------

The Board of Directors of Chilesat Corp S.A., at a meeting held on March 28, 2003, decided to discontinue operations of its affiliate, NACS Communications Corporation (d/b/a Texcom USA). Texcom USA is the U.S. subsidiary of Chilesat Corp S.A.'s wholly-owned subsidiary, Texcom S.A. Texcom USA offers equal access services in Florida and prepaid calling cards in Florida, California and New Jersey.

This decision results from deteriorating market conditions and Texcom USA's inability to meet expectations. Chilesat Corp S.A. will utilize the resources previously allocated to Texcom USA to target opportunities within Chile.



               ________________________________________________



The press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Telex-Chile's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factor, among others, could cause actual results to differ materially from those described in the forward-looking statements: the effects of the Company's restructuring on its financial condition and operating results. For a detailed discussion of these and other risks, please refer to the Form 20-F filed with the U.S. Securities and Exchange Commission.

CHILESAT CORP S.A.
CONSOLIDATED RESULTS AT DECEMBER 31, 2002
(CONSTANT DOLLARS AND MILLION PESOS AT DECEMBER 31, 2002)

INCOME STATEMENT                                AT 31/12/02     AT 31/12/01     AT 31/12/02     AT 31/12/01
                                                Million CH$     Million CH$     Million US$     Million US$
                                                -----------     -----------     -----------     -----------
INCOME

CHILESAT S.A.                                     33,048          34,095          45.99           47.45

CHILESAT SERVS EMPRESARIALES S.A.                  5,248           5,123           7.30            7.13

CHILESAT CORP S.A.                                    42              42           0.06            0.06

TEXCOM S.A.                                        5,277          11,284           7.34           15.70

TELSYS S.A.                                          179             125           0.25            0.17

TOTAL INCOME                                      43,794          50,669          60.94           70.51

      ACCESS CHARGES                              (5,087)         (5,028)         (7.08)          (7.00)
      0THER OPERATING COSTS                      (17,470)        (22,148)        (24.31)         (30.82)
      DEPRECIATION                               (10,859)        (12,584)        (15.11)         (17.51)
      AMORTIZATION                                  -                (65)           -             (0.09)

    TOTAL OPERATING COSTS                        (33,416)        (39,825)        (46.50)         (55.42)

  GROSS MARGIN                                    10,378          10,844          14.44           15.09

      ADM. & SELLING EXPENSES (w/o provision)    (16,009)        (16,623)        (22.28)         (23.13)
      PROVISIONS:
        FISCAL YR. PROVISION                      (1,805)         (1,914)         (2.51)          (2.66)
        ADDITIONAL PROV.                             -               -              -               -
      DEPRECIATION                                (1,452)         (1,423)         (2.02)          (1.98)
      AMORTIZATION                                    (8)            (85)         (0.01)          (0.12)

      TOTAL ADM. & SELLING EXPENSES              (19,274)        (20,045)        (26.82)         (27.89)

OPERATING RESULTS                                 (8,896)         (9,201)        (12.38)         (12.80)

      +DEPRECIATION & AMORTIZATION                12,319          14,157          17.14           19.70
EBITDA                                             3,423           4,956           4.76            6.90

NON OPERATING RESULTS
      FINANCIAL INCOME                               678             764           0.94            1.06
      OTHER NON OPERATING INCOME                   3,275             826           4.56            1.15
      FINANCIAL EXPENSES                          (3,608)        (10,378)         (5.02)         (14.44)
      OTHER NON OPERATING DISBURS.                (3,455)        (28,815)         (4.81)         (40.10)
      PROFIT (LOSS) RELATED COMPANIES               (314)           (183)         (0.44)          (0.25)
      AMORTIZATION LOWER VALUE                       (25)            (14)         (0.03)          (0.02)
      MONETARY CORRECTION                            129          (1,149)          0.18           (1.60)
      EXCHANGE DIFFERENCE                         (1,484)         (6,307)         (2.07)          (8.78)

TOTAL NON OPERATING RESULT                        (4,804)        (45,256)         (6.69)         (62.98)

RESULT BEFORE TAXES                              (13,700)        (54,457)        (19.06)         (75.78)
      INCOME TAX                                     (19)           (571)         (0.03)          (0.79)
      MINORITY INTEREST                              198             347           0.28            0.48
      AMORTIZATION GREATER INVESTMENT VALUE         -               -               -               -

NET RESULT                                       (13,521)        (54,681)        (18.82)         (76.09)

(1) US$=718.61

                               TELEX-CHILE S.A.

                                  SIGNATURES







Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                 TELEX-CHILE S.A.




                                 By:  /s/ Rodrigo Villa Mardel
                                    ---------------------------------------
                                      Name:   Rodrigo Villa Mardel
                                      Title:  Chief Financial Officer





Dated:  April 2, 2003